

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 19, 2012

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202-5306

  Re: <u>Daxor Corporation, File No. 811-22684</u>

Dear Mr. Fetzer:

  We have reviewed the registration statement for the Daxor Corporation ("Daxor") filed on Form N-2 with the Securities and Exchange Commission (the "Commission") on June 28, 2012, and have the comments below.

Cover

1. Please revise the Investment Company Act file number on the cover page. Instead of "8111-22684," it should read "811-22684."

Preliminary Prospectus

2. On page 1, the second sentence in the first paragraph states, "[t]he company is dependent upon earnings from its investment portfolio to fund operations, and *may be* (emphasis added) deemed a closed-end investment company under the Investment Company Act of 1940, as amended (the "Act")." On August 31, 2011, an administrative law judge issued a decision pursuant to Section 9(f) of the Act finding that Daxor was operating as an unregistered investment company in violation of Section 7(a) of the Act. Given the fact that the law judge's order required Daxor to register as an investment company, please revise the disclosure, and similar language throughout the document, accordingly.

3. The second paragraph on page 1 refers investors to "the company's filings under the Securities Exchange Act of 1934." Will Daxor continue to file documents required by the Securities Exchange Act of 1934 notwithstanding the fact that Section 30(d) of the Investment Company Act of 1940 (the "Act") obviates the need to do so? We may have further comments.

4. In regard to the immediately preceding comment, please also reference the Form N-Q that was filed for the period ended March 31, 2012.

5. Paragraph four on page 1 states that, the "Statement of Additional Information . . . is incorporated herein by reference." Please conform the disclosure so that it is consistent with the language in the second paragraph of "Part B: Statement of Additional Information," on page 4 of Form N-2.

6. Under the section "General Description of Daxor Corporation," the information required by Item 8.1 of Form N-2 is "incorporated by reference." Please note that General Instruction F to Form N-2 permits incorporation by reference subject to Rule 411 of the Securities Act of 1933. Rule 411(a) prohibits information required in a prospectus to be incorporated by reference. Please provide the required disclosure.

Investment Objective and Policies

7. The fourth paragraph of the above mentioned section states, "Daxor Corporation will, at times, sell naked or uncovered calls, as well as, engage in short sales as part of a strategy to mitigate risk." Confirm to the staff that the registrant will meet coverage requirements pursuant to Section 18 of the Act.

8. In regard to the disclosure regarding interest rates (fifth paragraph of the above referenced section), include a separate section, per Item 8.3 of Form N-2, to describe the risk factors associated with an investment in the registrant.

9. When discussing the regulatory risk of Daxor's portfolio companies you state, "Daxor Corporation's exposure to regulatory risk is mitigated due to the diversity of holdings consisting of 87 separate common and preferred stocks as of December 31, 2011." Please explain to the staff how a diversity of utility company holdings mitigates regulatory risk.

10. Preceding the section entitled, "Forward-Looking Statements Regarding Daxor Corporation," briefly discuss the types of investments that will be made by the registrant, other than those that will constitute its principle portfolio emphasis, per Item 8.4 of Form N-2.

11. On page 2 under the section "Investment Management" you state, "the company has no investment advisors, administrator, affiliated brokerage, dividend paying agent, non-resident managers, or active portfolio managers." Explain to the staff how the registrant will comply with Section 15 of the Act.

12. Item 9.e of Form N-2 requires registrants to identify the name and principal business address of the custodian. Please include such disclosure and confirm to the staff that the registrant is in compliance with Section 17(f) of the Act.

13. In regard to the section entitled, "Directors and Executive Officers of Daxor Corporation," confirm to the staff that the registrant is in compliance with Sections 10 and 16 of the Act.

14. The staff notes that Daxor has excluded disclosure regarding Mr. Phillip Hudson, "who is resigning from the Board of Directors." Please provide to the staff the effective date of Mr. Hudson's resignation, we may have further comments.

15. Please conform the disclosure on page 6, "Security Ownership of Certain Beneficial Owners and Management," to the tabular format required by Item 10.5 of Form N-2.

16. In regard to the "Risk Factors" discussed on page 8, consider moving this section to page 2 following the Investment Objectives and Policies section.

17. Include disclosure regarding the risks associated with concentrating portfolio securities in a single industry.

18. The penultimate sentence in the last paragraph on page 11 contains an impermissible incorporation by reference. It reads, ". . . information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information." The registrant is not permitted to incorporate by reference future filings as supplements to an existing registration document.

19. As disclosed on the last page of the preliminary prospectus, the staff notes that the registrant filed a definitive proxy statement on Schedule 14A on June 1, 1012. Explain to the staff the appropriateness of filing a definitive proxy without previously filing a preliminary proxy for staff review.

STATEMENT OF ADDITIONAL INFORMATION

20. Regarding fundamental investment restriction number 4, on page 4 of the SAI, please revise the policy to state that the registrant *will* (emphasis added) concentrate in the utility industry since the use of the word "may" constitutes an impermissible freedom of action.

21. Page 8 includes disclosure regarding the "Board's Risk Oversight Role." Confirm to the staff that the registrant is in compliance with Rule 38a-1 of the Act, including the requirement of subsection (d) regarding the Chief Compliance Officer.

22. Please revise the disclosure on page 13 of the SAI regarding Daxor's code of ethics. Provide the information required by Item 18.15 of Form N-2 (i.e., provide a brief statement disclosing whether the code of ethics permits personnel to invest in securities, including securities that may be purchased or held by the registrant).

23. In addition to the immediately preceding comment, please confirm where on the website a copy of the Code of Ethics and Business Conduct can be found. Or, if investors must request this information vis-à-vis the registrant's website, please clarify the disclosure accordingly.

24. On page 13 of the SAI in the section entitled, "Portfolio Transactions and Brokerage," provide the information required by Item 22 of Form N-2, including the aggregate amount of any commissions paid during the 3 most recent fiscal years.

25. In response to the requirement to provide financial statements on page 16, you reference Daxor's Form 10-K. We have the following comments regarding Form 10-K:

    a. Please include the tabular or graphic presentation of portfolio holdings as required by Instruction 6.a. to Item 24 of Form N-2.
    b. Please include the Schedule of Investments as required by Regulation S-X, Articles 12-12 through 12-14.
    c. Please verify that the registrant fair values its securities as well as the securities it sells short. Please verify that the registrant's valuation policy is consistent with Section 2(a)(41) of the Act.
    d. Please verify that the registrant will file its financial statements on Form N-CSR going forward. <u>*See also*</u>, comment number 3 above.
    e. Under the section "Accounting Policies," the disclosure states that the registrant will use "historical cost" to determine all gains and losses. Please state whether the registrant will use Average Cost, Specific Identification, LIFO, or FIFO to determine realized gains and losses.
    f. Please state how often the registrant's net asset value ("NAV") will be calculated. The securities must be fair valued each time that the NAV is calculated.
    g. Please include disclosure required by Item 24(b), (c), (d), (e), and (f).
    h. It is disclosed in the prospectus that "[t]he Company's net short position will usually amount to less than 15% of the company's portfolio value." However, the Form N-Q for the period ended 3/31/12 shows short sales totaling 70.16%. In addition, the Form 10-K for the period ended 12/31/11 shows short sales in excess of 15%. Please explain this apparent inconsistency and restate the registrant's policy concerning short sales, as appropriate.

Mr. Peter D. Fetzer, Esq.
July 19, 2012

<u>**General**</u>

26. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

27. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

28. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Senior Counsel